 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross receives pre-approval to
increase Kupol ownership to 100%

Toronto, Canada, March 25, 2011 – Kinross Gold Corporation ("Kinross") (TSX: K, NYSE: KGC) announced today that according to the Russian Federation’s State Commission for the Control of Foreign Investments (“the Commission”), Kinross’ 100%-owned subsidiary, Kupol Ventures Limited, has received pre-approval from the Commission to increase its ownership in the Chukotka Mining and Geological Company (CMGC) – owner of the Kupol Mine and Kupol East-West exploration licences --  to 100% from the current 75%.

Kupol Ventures applied for and obtained the Commission’s pre-approval further to discussions with the State Unitary Enterprise of the Chukotka Autonomous Okrug  or “CUE” to repurchase the shares of CMGC currently held by CUE. Kinross will provide further details upon completion of final documentation, including a share purchase agreement.

Kinross intends to finance the proposed acquisition costs through cash proceeds from the recent sale of shares in Harry Winston Diamond Corporation, in addition to a non-recourse debt facility of approximately US$200 million.  Export Development Canada (“EDC”) and a group of commercial banks have indicated their interest to participate in this financing.

The Company has yet to obtain minutes of the Commission meeting, which may or may not include conditions that apply to the proposed transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “look forward” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward looking statements. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as assumptions: (1) that Kinross will complete the transaction described in this news release as expected, in accordance with the terms and conditions of the applicable agreements; (2) regarding the nature of the interests Kinross will hold in the deposits; (3) the accuracy and completeness of Kupol’s mineral reserve and mineral resource estimates; (4) that the financing of a portion of the acquisition costs will proceed as expected and as described in this news release; and (5) that there will be no significant political developments, whether generally or in respect of the mining industry specifically, in the Russian Federation not consistent with Kinross’ current expectations. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other Information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable. All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

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